September 15, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated September 15, 2005, of Capital Lease Funding, Inc. and are in agreement with the statements contained in the first four paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP